UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Rite Aid Corporation

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

767754104

(CUSIP Number)

Brigitte Dufour The Jean Coutu Group (PJC) Inc. 530 rue Beriault Longueuil QC, Canada, J4G 1S8 (450) 646-9611

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 5, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

(Continued on following pages)

CUSIP NO. 767754104	13D/A

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) The Jean Coutu Group (PJC) Inc. 98-0397546
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS NA
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 238,725,262
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 238,725,262
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 238,725,262
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.8%[1]
14	TYPE OF REPORTING PERSON CO

[1]	Based on 890,227,995 shares of Issuer’s common stock outstanding as of June 23, 2011, as reported in Issuer’s Form 10-Q for the quarterly period ended May 28, 2011.

CUSIP NO. 767754104	13D/A

1	NAME OF REPORTING PERSONS Jean Coutu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS NA
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 238,725,262
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 238,725,262
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 238,725,262
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.8%[2] (See Item 5)
14	TYPE OF REPORTING PERSON IN

[2]	Based on 890,227,995 shares of Issuer’s common stock outstanding as of June 23, 2011, as reported in Issuer’s Form 10-Q for the quarterly period ended May 28, 2011.

CUSIP NO. 767754104	13D/A

1	NAME OF REPORTING PERSONS 3958230 Canada Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS NA
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 238,725,262
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 238,725,262
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 238,725,262
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.8%[3] (See Item 5)
14	TYPE OF REPORTING PERSON CO

[3]	Based on 890,227,995 shares of Issuer’s common stock outstanding as of June 23, 2011, as reported in Issuer’s Form 10-Q for the quarterly period ended May 28, 2011.

This Amendment No. 1 amends the Statement on Schedule 13D (the “Schedule 13D”), filed with the Securities and Exchange Commission on June 11, 2007 by The Jean Coutu Group (PJC) Inc., a Quebec corporation (“PJC”), 3958230 Canada Inc., a Canadian corporation (“Numbered Company”), and Jean Coutu, a Canadian citizen (“Mr. Coutu”). This Amendment No. 1 relates to shares of Common Stock, no par value per share (the “Common Stock”), of Rite Aid Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 30 Hunter Lane, Camp Hill, Pennsylvania 17011. The Issuer’s telephone number is (717) 761-2633. Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

The following amendments to the Schedule 13D are hereby made by this Amendment No. 1. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 4 is hereby amended to read in its entirety as follows:

Item 4.	Purpose of Transaction.

On June 4, 2007, the Issuer completed its acquisition (the “Acquisition”) of the Brooks and Eckerd drugstore chains from PJC. Pursuant to the terms of the Acquisition, the Issuer paid approximately $2.36 billion in cash, and issued 250,000,000 shares of Common Stock, to PJC. Since the date of the Acquisition, PJC has held the shares of Common Stock for investment purposes. On July 4, 2011, PJC’s board of directors approved the plan to sell up to 25,000,000 shares of Common Stock in order to monetize a portion of its investment in the Issuer pursuant to Rule 144. PJC intends to continue to hold its remaining shares of Common Stock for investment purposes.

Item 5 is hereby amended to read in its entirety as follows:

Item 5.	Interest in Securities of the Issuer

The response to Item 6 to the Schedule 13D is incorporated herein by this reference.

PJC is the beneficial owner of, and has the sole power to vote and dispose of, 238,725,262 shares of the Common Stock, representing 26.8% of the Common Stock issued and outstanding.

As a result of its relationship with PJC, Numbered Company may be deemed to be the beneficial owner of, and have the power to vote and dispose of, 238,725,262 shares of the Common Stock, representing 26.8% of the Common Stock issued and outstanding, owned by PJC; however, Numbered Company disclaims beneficial ownership of such shares in excess of its pecuniary interest.

As a result of his relationship with PJC and Numbered Company, Mr. Coutu may be deemed to be the beneficial owner of, and have the power to vote and dispose of, 238,725,262 shares of the Common Stock, representing 26.8% of the Common Stock issued and outstanding, owned by PJC; however, Mr. Coutu disclaims beneficial ownership of such shares in excess of his pecuniary interest.

On October 5, 2007, PJC acquired 1,975,762 shares of Common stock. Set forth below are the sales of Common Stock by PJC since the filing of the Schedule 13D:

Date	Number of Shares	Average Price per Share
July 5, 2011	187,900	$1.304
July 6, 2011	1,662,100	$1.309
July 7, 2011	10,400,000	$1.327

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 2011	THE JEAN COUTU GROUP (PJC) INC.

	By:	/s/ Jean Coutu
		Name:	Jean Coutu
		Title:	Chairman of the Board, President and Chief Executive Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 2011	3958230 CANADA INC

	By:	/s/ Jean Coutu
		Name:	Jean Coutu
		Title:	Chairman of the Board, President and Chief Executive Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 2011	/s/ Jean Coutu
Jean Coutu

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